May 3, 2010

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

    Re: Endo Pharmaceuticals Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

File No.: 001-15989

Dear Mr. Riedler:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”, the “Company”, “we” or “us”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated April 19, 2010.

For the convenience of the staff, I have transcribed the comment being addressed with Endo’s responses following thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.	Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

As you may be aware, on April 29, 2010, we filed with the SEC our Proxy Statement on Schedule 14A, which contains the Part III information that is incorporated by reference into the Form 10-K.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

Patents, Trademarks, Licenses and Proprietary Property, page 14

2.	Please expand your disclosure to include a table identifying all material patents or groups of related patents. The table should also identify the products dependent on these patents, the jurisdiction in which they were granted, when they are scheduled to expire, and whether they are owned or licensed. If licenses expire prior to the expiration of the licensed patent, this information should also be included.

As requested, we will supplement our prior disclosure with the table below in future SEC filings beginning with the Company’s 2010 Annual Report on Form 10-K to identify all material patents or patent groups:

Patent No.	Patent Expiration*	Relative Product	Ownership	Jurisdiction Where Granted
5,464,864	7-Nov-15	Frova	Exclusive License	USA
5,616,603	1-Apr-14	Frova	Exclusive License	USA
5,637,611	10-Jun-14	Frova	Exclusive License	USA
5,827,871	27-Oct-15	Frova	Exclusive License	USA
5,962,501	16-Dec-13	Frova	Exclusive License	USA
2113726	17-Jun-12	Frova	Licensed	Canada
5,411,738	2-May-12	Lidoderm	Exclusive License	USA
5,601,838	2-May-12	Lidoderm	Exclusive License	USA
5,827,529	27-Oct-15	Lidoderm	Exclusive License	USA
1338779	10-Dec-13	Lidoderm	Licensed	Canada
5,662,933	9-Sep-13	Opana ER	Exclusive License	USA
5,958,456	9-Sep-13	Opana ER	Exclusive License	USA
7,276,250	4-Feb-23	Opana ER	Exclusive License	USA
2131647	9-Sep-13	Opana ER	Exclusive License	Canada
2208230	9-Sep-13	Opana ER	Exclusive License	Canada
2251816	9-Sep-13	Opana ER	Exclusive License	Canada
2461157	9-Sep-13	Opana ER	Exclusive License	Canada
7,410,978	1-Feb-25	Sanctura XR	Exclusive License	USA
2537103	4-Nov-24	Sanctura XR	Exclusive License	Canada
5,292,515	8-Mar-11	Supprelin LA and Vantas	Owned	USA
5,266,325	30-Nov-10	Supprelin LA and Vantas	Owned	USA

*  Our exclusive license agreements extend to or beyond the patent expiration dates

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

Service Agreements, page 21

3.	Please expand your disclosures here to include the material terms of your agreement with UPS Supply Chain Solutions.

As requested, we will revise our disclosure as set forth below in future SEC filings beginning with the Form 10-Q for the quarterly period ended March 31, 2010:

“Under the terms of this agreement, we utilize UPS Supply Chain Solutions to provide customer service support, accounts receivables management and warehouse, freight and distribution services for certain of our products in the United States. The term of the agreement for all services provided by UPS Supply Chain Solutions expired on April 30, 2010; however, we have agreed to operate under the existing terms of the contract until a new contract is signed. We are currently in the process of negotiating a new service contract with UPS Supply Chain Solutions which is expected to be signed during May 2010 and will have terms substantially similar to those of the current contract. The current agreement may be terminated by either party in the event of material breach by the other party and by us, with prior notice: (1) for a sale of our company or a sale of substantially all of our business; (2) for a change in our stock ownership or company control; (3) if we decide to have these services provided in-house or by an affiliate; or (4) if UPS fails to provide additional storage space for our products upon request. In the event of termination under certain circumstances, we are required to pay UPS for certain capital investments and wind-down expenses.”

Manufacturing, Supply and Other Service Agreements, Page 21

4.	With regard to the agreement with Ventiv Commercial Services, LLC discussed on page F-58 please include the amount of the one-time implementation fee you paid to Ventiv and the amount of the monthly fixed fee you are required to pay.

Certain terms of our agreement with Ventiv Commercial Services, LLC (“Ventiv”), including the requested information, were granted confidential treatment by the SEC on August 26, 2008 (CF#22379). This SEC order granting confidential treatment followed a confidential treatment request filed by the Company with the SEC on July 28, 2008, in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934, as amended. We respectively request this information continue to be treated as confidential and excluded from our SEC filings. We also respectively submit that the amount of the one-time implementation fee paid to Ventiv was less than 1% of our selling, general, and administrative expense for the year ended December 31, 2008 and thus the related disclosure is not material.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

However, please note that we intend to revise our disclosure with respect to the Ventiv Agreement as set forth below in future SEC filings beginning with the Form 10-Q for the quarterly period ended March 31, 2010:

“Ventiv Commercial Services, LLC

On May 15, 2008, we entered into a services agreement (the Ventiv Agreement) with Ventiv Commercial Services, LLC (Ventiv). Under the terms of the Ventiv Agreement, Ventiv provides to Endo certain sales and marketing services through a contracted field force and other sales management positions, collectively referred to as the Ventiv Field Force. The Ventiv Field Force promotes primarily Voltaren® Gel and is required to perform a minimum number of face-to-face one-on-one discussions with physicians and other healthcare practitioners for the purpose of promoting Voltaren® Gel and other Endo products within their respective approved indications during each year of the Ventiv Agreement, subject to certain provisions.

Under the terms of the Ventiv Agreement, we are required to pay Ventiv a monthly fixed fee based on a pre-approved budget. Included in the fixed monthly fee are certain costs such as the Ventiv sales representative and district manager salaries, Ventiv field force travel, and office and other expenses captured on routine expense reports, as well as a fixed management fee. Ventiv is also eligible to earn a performance-based bonus equal to the fixed management fee during each year of the Ventiv Agreement. This performance-based bonus is payable upon the satisfaction of certain conditions, including the sale of a minimum number of Voltaren® Gel tubes and a minimum number of Details achieved. In May 2009, we amended the Ventiv Agreement to change certain provisions including a reduction in the Ventiv Field Force from 275 to 80 sales representatives effective June 1, 2009. The expenses incurred with respect to Ventiv under the Ventiv Agreement were $2.5 million and $10.0 million for the three months ended March 31, 2010, and 2009, respectively.

The Ventiv Agreement will expire on June 30, 2010. The Ventiv Agreement can be terminated by either party upon reasonable written notice, if either party has committed a material breach that has not been remedied within thirty (30) days from the giving of written notice.”

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

Acquisitions, License and Collaboration Agreements

5.	We note that your discussion of certain of your material agreements in this section, which have been filed as exhibits, does not include certain material terms. Please expand your disclosure of the below agreements to include the noted missing material terms:

•

On page F-37, please quantify the payments made to date, the potential milestone payments and the range of royalty payments (e.g. single digits, teens, twenties, etc.) provided from in your agreement with Valeant Canada.

•

With regard to the agreement with Madaus discussed on page F-39 please quantify the amounts paid to date, the aggregate potential regulatory and sales milestones and provide the range of royalty payments (e.g. single digits, teens, twenties, etc.).

•	With regard to the Allergan/Esprit agreement, please disclose when the last scheduled patent covering Sanctura XR is scheduled to expire and quantify the aggregate potential sales milestones.

•

With regard to the agreement with Orion Corporation discussed on page F-40 please include the aggregate of certain contingent payments you may receive from Orion based on approvals and sales thresholds; and

•

With regard to the agreement with Teva Pharmaceuticals Industries LTD. Discussed on page F-42 please include the royalty range (e.g. single digits, teens, twenties, etc.) relating to royalty payments Teva is required to pay and the royalty range relating to the royalty payments you will be required to make if you terminate the agreement.

Valeant Canada Ltd

Payments received to date under our License Agreement with Valeant Canada Ltd and potential receipt of sales milestones are less than $5 million. As such, we do not believe these amounts are material and thus we believe that disclosure is not required. With respect to the range of royalty payments, as requested, we will revise our disclosure of our License Agreement with Valeant Canada Ltd as set forth below in future SEC filings beginning with our Form 10-Q for the quarterly period ended March 31, 2010:

“In June 2009, the Company entered into a License Agreement with Valeant Canada Ltd (Valeant) granting Valeant a license to market Opana® and Opana® ER in Canada, Australia and New Zealand. Opana® ER, the extended release formulation of oxymorphone, was jointly developed by Penwest and Endo. Under the terms of the collaboration agreement between Penwest and Endo, the two companies have agreed to share equally in the proceeds received from Valeant for Opana® ER. The license agreement with Valeant also includes rights to Opana®, the immediate release formulation of oxymorphone developed by Endo. Under the terms of the License

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

Agreement, Valeant made an upfront payment to Endo and may make future payments if certain sales milestones are reached. In addition, Valeant has agreed to pay royalties ranging from 10%-20% on net sales of Opana® ER and Opana® in each of the three countries, subject to royalty reductions upon patent expiry or generic entry.”

Madaus

As requested, we will revise our disclosure as set forth below in future SEC filings beginning with the Form 10-Q for the quarterly period ended March 31, 2010 which we believe clarifies the material terms of our relationship with Madaus:

“In November 1999, Indevus entered into an agreement with Madaus to license the exclusive rights to develop and market certain products, including Sanctura® in the United States. In November 2006, Indevus entered into (i) a License and Supply Agreement and (ii) an amendment to its original 1999 license agreement with Madaus (collectively, the Madaus Agreements). In March 2010, Endo amended the Madaus Agreements. Under the amended Madaus Agreements, (a) Madaus has licensed the rights to sell Sanctura XR® in all countries outside of the U.S. (the Madaus Territory) except Canada, Japan, Korea and China (the Joint Territory), (b) Madaus has agreed to pay a fee based on the number of capsules of Sanctura XR® sold in the Madaus Territory through December 9, 2015 and (c) Endo has agreed to pay a fee based on the number of capsules of Sanctura XR® sold in the U.S. through the earlier of August 23, 2014 or upon generic formulations achieving a predetermined market share. In exchange, Madaus (a) agreed to make certain immaterial payments upon the achievement of certain commercial milestones and pay royalties of 5% of net sales based on future sales of Sanctura XR® in the Madaus Territory and (b) agreed to reimburse Endo for any amounts due to Supernus (see Supernus below) related to the development or commercialization in the Madaus territory. The Company and Madaus will share the development and commercialization costs in the countries in the Joint Territory. If either party decides not to pursue development and commercialization of Sanctura XR® in any country in the Joint Territory, the other party has the right to independently develop and commercialize Sanctura XR® in that country. The term of the Madaus Agreement for Sanctura XR® extends until the expiration, on a country-by-country basis, of all royalty obligations owed to the Company from Madaus which ceases upon the last to expire applicable patent in the Madaus Territory. Either party may terminate the amended Madaus Agreements in the event of a material breach by the other party.”

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

Allergan/Esprit

As requested, we will revise our disclosure as set forth below in future SEC filings beginning with the Form 10-Q for the quarterly period ended March 31, 2010:

“In September 2007, Indevus entered into an Amended and Restated License, Commercialization and Supply Agreement with Esprit Pharma, Inc (Esprit), which modified the obligations of each party and superseded all previous agreements (the Allergan Agreement). In October 2007, Allergan, Inc. (Allergan) acquired Esprit resulting in Esprit being a wholly-owned subsidiary of Allergan. Under the Allergan Agreement, we received the right to receive a fixed percentage of net sales for the term of the Allergan Agreement, subject to increasing annual minimum royalties. Aggregate minimum royalties for the remainder of the Allergan Agreement amount to approximately $100 million through December 31, 2014, provided there is no product adverse event, as defined in the Allergan Agreement. Commencing January 1, 2010, Allergan has the right to reduce, subject to quarterly and annual restrictions, royalty payments by $20 million in the aggregate. The Company may also receive a payment of $20 million related to a long-term commercialization milestone related to generic competition on December 31, 2013. Lastly, all third-party royalties paid by the Company as a result of existing licensing, manufacturing and supply agreements associated with sales of Sanctura® and Sanctura XR® will be reimbursed to the Company by Allergan up to six percent (6%) of net sales. The Allergan Agreement expires on the later of the twelfth annual anniversary of the launch of Sanctura XR® or February 1, 2025, the date of the last to expire patent covering Sanctura XR® in the United States. Either party may also terminate the Allergan Agreement in the event of a material breach by the other party. In August 2008, Indevus assigned its rights to receive a fixed percentage of net sales and $20 million related to a long-term commercialization milestone related to generic competition to the holders of the Non-recourse Notes (see Note 12).

In May 2008, together with Madaus AG, Indevus licensed to Allergan the exclusive right to develop, manufacture, and commercialize Sanctura XR® in Canada. As a result, the Company could receive milestones upon the achievement of certain sales thresholds of up to $2 million. In addition, any third-party royalties owed by the Company on net sales in Canada will be reimbursed by Allergan. This agreement will expire after the later of the expiration of the last applicable patent or our third party royalty obligation, which is currently expected to be November 4, 2024, after which Allergan will have a fully-paid license.”

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

Orion Corporation

As requested, we will revise our disclosure as set forth below in future SEC filings beginning with the Form 10-Q for the quarterly period ended March 31, 2010:

“In April 2008, Indevus entered into a License, Supply and Distribution Agreement (the Orion Agreement) with Orion Corporation (Orion) granting Orion the rights to market Vantas® in Europe and in certain other countries outside of Europe. Vantas® is currently approved for the treatment of advanced prostate cancer in Denmark, the United Kingdom and other European countries, and the Company is seeking additional European approvals through the mutual recognition procedure. The Company could receive certain contingent payments from Orion based on the receipt of additional marketing authorizations and the achievement of sales thresholds, in an aggregate amount of up to approximately $2.2 million and $11.2 million, respectively. Additionally, the Company will supply Vantas® to Orion at a pre-determined transfer price subject to annual minimum purchase requirements. The Orion Agreement expires in April 2023, unless earlier terminated by either party in the event of a material breach by the other party. The Orion Agreement will automatically renew for one-year periods, subject to the right of either party to terminate the agreement at any time effective at the end of the initial fifteen-year term or any subsequent one-year renewal period thereafter with at least six months prior written notice to the other party.”

Teva Pharmaceutical Industries Ltd.

Certain terms of our agreement with Teva Pharmaceutical Industries Ltd., including certain items of the requested information, were granted confidential treatment by the SEC on February 27, 2009 (CF#22966). This SEC order granting confidential treatment followed a confidential treatment request filed by Indevus with the SEC on December 11, 2008, in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934, as amended. We respectively request this information continue to be treated as confidential and excluded from our SEC filings. However, as requested, we will revise our disclosure as set forth below beginning with our Form 10-Q for quarterly period ended March 31, 2010:

“In September 2008, Indevus entered into a Development, License and Commercialization Agreement with Teva Pharmaceutical Industries Ltd. (Teva) for the exclusive, worldwide rights to pagoclone (the Teva Agreement). Under the terms of the Teva Agreement, the Company will conduct, and Teva will reimburse expenses for, a Phase IIb study for stuttering. Teva will be responsible for the conduct of all remaining development and commercialization, including the Phase III program.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

In March 2009, Teva converted the Teva Agreement from an equal cost sharing arrangement to a royalty structure whereby Teva will be responsible for all development and commercial costs in the U.S. and the Company will receive royalties on net sales, in addition to milestone payments. Royalty payments in the U.S. will be equal to fifty percent (50%) of U.S. gross margins.

Under the Teva Agreement, the Company could receive up to $142.5 million in development and sales threshold milestone payments, including an estimated $11.0 million of contractual payments to be received during the Phase IIb study, of which the Company has received $10.0 million as of March 31, 2010. The term will extend on a country-by-country basis from the effective date to the later of twelve years from first commercial sale or the last valid claim in a country in the territory. Teva may terminate the Teva Agreement (i) by giving notice within a certain time frame from the completion of the Phase IIb study, and (ii) anytime with a specified advance notice, except no such termination will be effective until the completion of any ongoing Phase IIb study. If Teva terminates the Teva Agreement after a product is approved, the Company will pay Teva royalties on its revenues up to an aggregate of certain amounts expended by Teva on development and commercialization. Either party may terminate the Teva Agreement in the event of a material breach by the other party. If the Company terminates the Teva Agreement in the event of a material breach, the Company would not be liable for any termination payments.”

Results of Operations, page 58

6.	To the extent you expect any material changes relating to the expiration of Voltaren Gel’s marketing exclusivity in October, 2010, you should explain the expected consequences.

As of the filing date of our 2009 Form 10-K, we had not been notified of any new competitors or generic competition which could impact our current outlook on Voltaren Gel’s results. Further, due to the nature of our licensed product being a topical drug, we anticipate that there could be significant barriers for entrance of a generic competing product obtaining FDA approval. Therefore, we respectively request that we maintain our existing disclosure until we are notified of a product that could threaten or challenge the results of our licensed product’s performance or the recoverability of the related license asset group.

Signatures, page 101

7.	We note that your signature page does not include anyone acting in the capacity of Principal Accounting Officer or Controller. If the individual serving in the capacity of Principal Accounting Officer or Controller has signed the 10-K please tell us who this is and confirm that this individual will be identified as the Principal Accounting Officer or Controller in future filings. If the person serving in this capacity has not signed the 10-K, please amend your filing to include the required signatures.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 3, 2010

The Company acknowledges the guidance in General Instruction D(2)(a) to Form 10-K. The signature of Company’s Principal Accounting Officer, as defined under “Executive Officers of the Registrant”, was not reflected in the signature page of this filing due to an inadvertent omission. We will include this signature in future filings.

****

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (484) 840-4112.

Very truly yours,

/S/ Alan G. Levin
Alan G. Levin Executive Vice President, Chief Financial Officer